English Translation of Financial Statements Originally Issued in Chinese
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the
Three Months Ended March 31, 2025 and 2024 and
Independent Auditors’ Review Report

勤業眾信
勤業眾信聯合會計師事務所
110016 台北市信義區松仁路100號20樓

Deloitte & Touche
20F, Taipei Nan Shan Plaza
No. 100, Songren Rd.,
Xinyi Dist., Taipei 110016, Taiwan

Tel :+886 (2) 2725-9988
Fax:+886 (2) 4051-6888
www.deloitte.com.tw

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months then ended, and the related notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements of the Republic of China 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2025 and 2024, its consolidated financial performance and its consolidated cash flows for the three months ended March 31, 2025 and 2024 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Shih Tsung Wu and Shang Chih Lin.
Deloitte & Touche
Taipei, Taiwan
Republic of China

May 13, 2025

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	March 31, 2025		December 31, 2024		March 31, 2024
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$2,394,804,250	34	$2,127,627,043	32	$1,698,195,704	29
Financial assets at fair value through profit or loss (Note 7)	54,369	-	207,700	-	253,275	-
Financial assets at fair value through other comprehensive income (Note 8)	189,928,311	3	192,202,657	3	175,880,463	3
Financial assets at amortized cost (Note 9)	118,298,376	2	101,971,322	1	48,326,607	1
Hedging financial assets (Note 10)	-	-	10,959	-	-	-
Notes and accounts receivable, net (Note 11)	241,682,270	3	270,683,235	4	201,500,334	3
Receivables from related parties (Note 31)	2,267,052	-	1,404,473	-	479,363	-
Other receivables from related parties (Note 31)	252	-	251	-	79,307	-
Inventories (Note 12)	293,387,615	4	287,868,810	4	267,123,339	5
Other financial assets (Notes 28, 29 and 32)	59,537,615	1	63,138,316	1	32,728,476	1
Other current assets	45,703,772	-	43,237,354	1	28,200,526	-

Total current assets	3,345,663,882	47	3,088,352,120	46	2,452,767,394	42

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	15,485,300	-	15,199,842	-	13,958,669	-
Financial assets at fair value through other comprehensive income (Note 8)	8,337,662	-	7,822,884	-	7,428,408	-
Financial assets at amortized cost (Note 9)	98,203,676	1	88,596,542	1	85,913,236	2
Investments accounted for using equity method (Note 13)	38,766,658	1	37,421,105	1	31,168,264	1
Property, plant and equipment (Notes 14 and 28)	3,400,806,154	48	3,234,980,070	48	3,051,847,989	53
Right-of-use assets (Note 15)	41,303,416	1	40,128,391	1	40,136,864	1
Intangible assets (Note 16)	25,450,343	-	26,282,520	1	22,238,925	-
Deferred income tax assets (Note 4)	66,666,777	1	65,943,300	1	63,729,274	1
Refundable deposits	5,583,601	-	5,495,862	-	6,124,127	-
Other noncurrent assets (Notes 28 and 29)	87,019,951	1	81,715,364	1	12,577,932	-

Total noncurrent assets	3,787,623,538	53	3,603,585,880	54	3,335,123,688	58

TOTAL	$7,133,287,420	100	$6,691,938,000	100	$5,787,891,082	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Note 7)	$2,069,289	-	$466,539	-	$941,396	-
Hedging financial liabilities (Notes 10 and 29)	3,462	-	-	-	10,525	-
Accounts payable	75,637,284	1	72,800,558	1	56,424,812	1
Payables to related parties (Note 31)	1,216,344	-	1,426,001	-	1,185,196	-
Salary and bonus payable	40,951,448	-	47,451,509	1	25,281,769	1
Accrued profit sharing bonus to employees and compensation to directors (Note 27)	92,607,250	1	70,871,150	1	64,246,239	1
Payables to contractors and equipment suppliers	199,087,045	3	192,635,173	3	127,179,414	2
Cash dividends payable (Note 19)	233,394,600	3	220,418,821	3	181,524,496	3
Income tax payable (Note 4)	217,332,999	3	147,438,423	2	139,222,213	3
Long-term liabilities - current portion (Notes 17, 18 and 29)	61,771,648	1	59,857,879	1	12,500,151	-
Accrued expenses and other current liabilities (Notes 15, 20 and 29)	475,731,629	7	451,158,911	7	417,663,868	7

Total current liabilities	1,399,802,998	19	1,264,524,964	19	1,026,180,079	18

NONCURRENT LIABILITIES
Bonds payable (Notes 17 and 29)	948,256,974	13	926,604,506	14	955,540,142	17
Long-term bank loans (Notes 18 and 29)	38,726,925	1	31,824,386	-	10,020,132	-
Deferred income tax liabilities (Note 4)	3,968,524	-	3,988,482	-	42,863	-
Lease liabilities (Notes 15 and 29)	29,121,821	-	28,755,342	-	28,467,310	-
Net defined benefit liability (Note 4)	5,378,586	-	7,580,657	-	7,700,892	-
Guarantee deposits	854,533	-	845,581	-	940,585	-
Others (Note 20)	105,552,602	2	104,238,217	2	93,282,825	2

Total noncurrent liabilities	1,131,859,965	16	1,103,837,171	16	1,095,994,749	19

Total liabilities	2,531,662,963	35	2,368,362,135	35	2,122,174,828	37

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 19)	259,326,155	4	259,327,332	4	259,336,292	4
Capital surplus (Notes 19 and 26)	73,307,187	1	73,260,765	2	70,940,489	2
Retained earnings (Note 19)
Appropriated as legal capital reserve	311,146,899	4	311,146,899	4	311,146,899	5
Appropriated as special capital reserve	-	-	-	-	28,020,822	1
Unappropriated earnings	3,851,130,370	54	3,606,105,124	54	2,955,395,983	51
	4,162,277,269	58	3,917,252,023	58	3,294,563,704	57
Others (Notes 19 and 26)	69,251,969	1	38,705,047	-	10,891,445	-

Equity attributable to shareholders of the parent	4,564,162,580	64	4,288,545,167	64	3,635,731,930	63

NON - CONTROLLING INTERESTS	37,461,877	1	35,030,698	1	29,984,324	-

Total equity	4,601,624,457	65	4,323,575,865	65	3,665,716,254	63

TOTAL	$7,133,287,420	100	$6,691,938,000	100	$5,787,891,082	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2025		2024
	Amount	%	Amount	%

NET REVENUE (Notes 20, 31 and 37)	$839,253,664	100	$592,644,201	100

COST OF REVENUE (Notes 12, 27, 31 and 34)	345,858,588	41	278,138,932	47

GROSS PROFIT	493,395,076	59	314,505,269	53

OPERATING EXPENSES (Notes 27 and 31)
Research and development	56,547,493	7	46,108,936	8
General and administrative	24,883,748	3	16,137,086	3
Marketing	3,754,815	-	3,111,259	-

Total operating expenses	85,186,056	10	65,357,281	11

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14, 27 and 34)	(1,128,212)	-	(129,682)	-

INCOME FROM OPERATIONS (Note 37)	407,080,808	49	249,018,306	42

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	1,368,307	-	878,001	-
Interest income (Note 21)	24,859,312	3	19,359,172	3
Other income	51,509	-	71,879	-
Foreign exchange gain, net (Note 35)	3,538,319	-	3,196,993	1
Finance costs (Note 22)	(2,677,274)	-	(2,698,255)	-
Other gains and losses, net (Note 23)	(3,325,569)	(1)	(3,282,892)	(1)

Total non-operating income and expenses	23,814,604	2	17,524,898	3

INCOME BEFORE INCOME TAX	430,895,412	51	266,543,204	45

INCOME TAX EXPENSE (Notes 4 and 24)	70,162,751	8	41,321,941	7

NET INCOME	360,732,661	43	225,221,263	38

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 19 and 24)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain(loss) on investments in equity instruments at fair value through other comprehensive income	(373,521)	-	4,903,333	1
Share of other comprehensive loss of associates	(68,654)	-	(1,558)	-
Income tax expense related to items that will not be reclassified subsequently	-	-	(9,996)	-
	(442,175)	-	4,891,779	1

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2025		2024
	Amount	%	Amount	%

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	$30,220,692	4	$36,805,384	6
Unrealized gain(loss) on investments in debt instruments at fair value through other comprehensive income	2,053,235	-	(558,289)	-
Loss on hedging instruments	(21,068)	-	(19,315)	-
Share of other comprehensive income of associates	86,244	-	154,389	-
	32,339,103	4	36,382,169	6

Other comprehensive income, net of income tax	31,896,928	4	41,273,948	7

TOTAL COMPREHENSIVE INCOME	$392,629,589	47	$266,495,211	45

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$361,564,128	43	$225,484,877	38
Non-controlling interests	(831,467)	-	(263,614)	-

	$360,732,661	43	$225,221,263	38

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$391,813,092	47	$267,398,572	45
Non-controlling interests	816,497	-	(903,361)	-

	$392,629,589	47	$266,495,211	45

EARNINGS PER SHARE (NT$, Note 25)
Basic earnings per share	$13.95		$8.70
Diluted earnings per share	$13.94		$8.70

The accompanying notes are an integral part of the consolidated financial statements.
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
															Others
																	Unrealized
																	Gain (Loss) on
																	Financial
																	Assets at Fair
															Foreign		Value Through				Unearned
	Capital Stock - Common Stock					Retained Earnings									Currency		Other		Gain (Loss) on		Stock-Based
	Shares					Legal Capital		Special Capital		Unappropriated					Translation		Comprehensive		Hedging		Employee					Non-controlling		Total
	(In Thousands)	Amount		Capital Surplus		Reserve		Reserve		Earnings		Total			Reserve		Income		Instruments		Compensation	Total		Total		Interests		Equity

BALANCE, JANUARY 1, 2024	25,932,071	$	259,320,710	$	69,876,381	$	311,146,899	$	-	$	2,846,883,893	$	3,158,030,792	$	(25,316,769)	$	(4,099,928)	$	1,395,875	$	(293,434)	$	(28,314,256)	$	3,458,913,627	$	24,349,220	$	3,483,262,847

Appropriations of earnings
Special capital reserve	-		-		-		-		28,020,822		(28,020,822)		-		-		-		-		-		-		-		-		-
Cash dividends to shareholders	-		-		-		-		-		(90,762,248)		(90,762,248)		-		-		-		-		-		(90,762,248)		-		(90,762,248)
Total	-		-		-		-		28,020,822		(118,783,070)		(90,762,248)		-		-		-		-		-		(90,762,248)		-		(90,762,248)

Net income	-		-		-		-		-		225,484,877		225,484,877		-		-		-		-		-		225,484,877		(263,614)		225,221,263

Other comprehensive income (loss), net of income tax	-		-		-		-		-		-		-		37,613,901		4,301,593		(1,799)		-		41,913,695		41,913,695		(639,747)		41,273,948

Total comprehensive income (loss)	-		-		-		-		-		225,484,877		225,484,877		37,613,901		4,301,593		(1,799)		-		41,913,695		267,398,572		(903,361)		266,495,211

Retirement of employee restricted stock	(1,402)		(14,018)		14,018		-		-		19,934		19,934		-		-		-		-		-		19,934		-		19,934

Share-based payment arrangements	2,960		29,600		1,049,113		-		-		-		-		-		-		-		(916,859)		(916,859)		161,854		-		161,854

Disposal of investments in equity instruments at fair value through other comprehensive income	-		-		-		-		-		1,790,349		1,790,349		-		(1,790,349)		-		-		(1,790,349)		-		-		-

Basis adjustment for loss on hedging instruments	-		-		-		-		-		-		-		-		-		(786)		-		(786)		(786)		-		(786)

Adjustments to share of changes in equities of associates	-		-		2,735		-		-		-		-		-		-		-		-		-		2,735		-		2,735

From difference between the consideration received and the carrying amount of the subsidiaries' net assets during actual disposal	-		-		5,284		-		-		-		-		-		-		-		-		-		5,284		(4,263)		1,021

From share of changes in equities of subsidiaries	-		-		(7,042)		-		-		-		-		-		-		-		-		-		(7,042)		6,538,904		6,531,862

Increase in non-controlling interests	-		-		-		-		-		-		-		-		-		-		-		-		-		3,824		3,824

BALANCE, MARCH 31, 2024	25,933,629	$	259,336,292	$	70,940,489	$	311,146,899	$	28,020,822	$	2,955,395,983	$	3,294,563,704	$	12,297,132	$	(1,588,684)	$	1,393,290	$	(1,210,293)	$	10,891,445	$	3,635,731,930	$	29,984,324	$	3,665,716,254

BALANCE, JANUARY 1, 2025	25,932,733	$	259,327,332	$	73,260,765	$	311,146,899	$	-	$	3,606,105,124	$	3,917,252,023	$	40,262,995	$	(1,160,176)	$	1,310,307	$	(1,708,079)	$	38,705,047	$	4,288,545,167	$	35,030,698	$	4,323,575,865

Appropriations of earnings
Cash dividends to shareholders	-		-		-		-		-		(116,697,300)		(116,697,300)		-		-		-		-		-		(116,697,300)		-		(116,697,300)
Total	-		-		-		-		-		(116,697,300)		(116,697,300)		-		-		-		-		-		(116,697,300)		-		(116,697,300)

Net income	-		-		-		-		-		361,564,128		361,564,128		-		-		-		-		-		361,564,128		(831,467)		360,732,661

Other comprehensive income (loss), net of income tax	-		-		-		-		-		(35)		(35)		28,659,020		1,596,114		(6,135)		-		30,248,999		30,248,964		1,647,964		31,896,928

Total comprehensive income (loss)	-		-		-		-		-		361,564,093		361,564,093		28,659,020		1,596,114		(6,135)		-		30,248,999		391,813,092		816,497		392,629,589

Retirement of employee restricted stock	(118)		(1,177)		1,177		-		-		2,459		2,459		-		-		-		-		-		2,459		-		2,459

Share-based payment arrangements	-		-		-		-		-		-		-		-		-		-		452,782		452,782		452,782		-		452,782

Disposal of investments in equity instruments at fair value through other comprehensive income	-		-		-		-		-		155,994		155,994		-		(155,994)		-		-		(155,994)		-		-		-

Basis adjustment for gain on hedging instruments	-		-		-		-		-		-		-		-		-		1,135		-		1,135		1,135		-		1,135

Adjustments to share of changes in equities of associates	-		-		57,046		-		-		-		-		-		-		-		-		-		57,046		-		57,046

From share of changes in equities of subsidiaries	-		-		(11,801)		-		-		-		-		-		-		-		-		-		(11,801)		4,837		(6,964)

Increase in non-controlling interests	-		-		-		-		-		-		-		-		-		-		-		-		-		1,609,845		1,609,845

BALANCE, MARCH 31, 2025	25,932,615	$	259,326,155	$	73,307,187	$	311,146,899	$	-	$	3,851,130,370	$	4,162,277,269	$	68,922,015	$	279,944	$	1,305,307	$	(1,255,297)	$	69,251,969	$	4,564,162,580	$	37,461,877	$	4,601,624,457

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Three Months Ended March 31
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$430,895,412	$266,543,204
Adjustments for:
Depreciation expense	173,004,927	156,697,101
Amortization expense	2,134,152	2,326,061
Expected credit losses recognized (reversal) on investments in debt instruments	(8,360)	6,573
Finance costs	2,677,274	2,698,255
Share of profits of associates	(1,368,307)	(878,001)
Interest income	(24,859,312)	(19,359,172)
Share-based compensation	455,241	181,831
Loss on disposal or retirement of property, plant and equipment, net	781,375	294,092
Impairment loss on property, plant and equipment	1,297,218	-
Loss (gain) on financial instruments at fair value through profit or loss, net	(21,700)	752
Loss on disposal of investments in debt instruments at fair value through other comprehensive income, net	50,240	102,504
Loss from disposal of subsidiaries	167,986	-
Loss on foreign exchange, net	3,884,055	3,336,832
Dividend income	(51,509)	(71,879)
Others	247,618	(134,755)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	1,763,120	1,506,824
Notes and accounts receivable, net	29,000,965	(186,469)
Receivables from related parties	(862,579)	145,088
Other receivables from related parties	(1)	(7,436)
Inventories	(5,518,805)	(16,126,251)
Other financial assets	(14,480,808)	(796,912)
Other current assets	(1,692,072)	(1,432,213)
Other noncurrent assets	(2,483,523)	(2,387,734)
Accounts payable	2,836,726	698,055
Payables to related parties	(209,657)	(381,104)
Salary and bonus payable	(6,500,061)	(7,918,794)
Accrued profit sharing bonus to employees and compensation to directors	21,736,100	13,529,295
Accrued expenses and other current liabilities	14,097,144	33,179,302
Other noncurrent liabilities	2,340,161	7,353,616
Net defined benefit liability	(2,202,071)	(1,556,332)
Cash generated from operations	627,110,949	437,362,333
Income taxes paid	(1,537,277)	(1,051,225)

Net cash generated by operating activities	625,573,672	436,311,108
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Three Months Ended March 31
	2025	2024

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	$(60,235)	$-
Financial assets at fair value through other comprehensive income	(23,341,809)	(25,389,232)
Financial assets at amortized cost	(47,339,382)	(20,411,240)
Property, plant and equipment	(330,826,730)	(181,304,802)
Intangible assets	(2,285,615)	(2,042,120)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	29,048,286	12,604,731
Financial assets at amortized cost	24,877,973	37,619,382
Property, plant and equipment	127,764	336,637
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	1,112	2,260
Derecognition of hedging financial instruments	(29,621)	8,585
Interest received	24,418,735	17,409,793
Proceeds from government grants - property, plant and equipment	35,149,257	183,484
Other dividends received	94,878	90,172
Increase in prepayments for leases	(11,212)	(12,873)
Refundable deposits paid	(47,164)	(111,770)
Refundable deposits refunded	31,337	1,210,002

Net cash used in investing activities	(290,192,426)	(159,806,991)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in hedging financial liabilities - bank loans	-	(26,496,570)
Proceeds from issuance of bonds	19,200,000	22,800,000
Repayment of bonds	(3,000,000)	-
Proceeds from long-term bank loans	5,395,000	6,378,000
Repayment of long-term bank loans	(719,167)	(512,500)
Payments for transaction costs attributable to the issuance of bonds	(20,246)	(23,708)
Repayment of the principal portion of lease liabilities	(891,185)	(775,428)
Interest paid	(2,516,219)	(1,778,846)
Guarantee deposits received	1,000	87
Guarantee deposits refunded	(3,099)	(17,102)
Cash dividends	(103,721,521)	(77,796,213)
Disposal of ownership interests in subsidiaries (without losing control)	-	1,021
Increase in non-controlling interests	1,609,845	6,535,642

Net cash used in financing activities	(84,665,592)	(71,685,617)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Three Months Ended March 31
	2025	2024

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$16,461,553	$27,949,451

NET INCREASE IN CASH AND CASH EQUIVALENTS	267,177,207	232,767,951

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,127,627,043	1,465,427,753

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,394,804,250	$1,698,195,704

The accompanying notes are an integral part of the consolidated financial statements.
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.    GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.    THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on May 13, 2025.

3.    APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRS Accounting Standards”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRS Accounting Standards endorsed and issued into effect by the FSC did not have a material impact on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”).

b.    The IFRS Accounting Standards issued by International Accounting Standards Board (IASB) and endorsed by the FSC with effective date starting 2026

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments” - the amendments to the application guidance of classification of financial assets	January 1, 2026

c.    The IFRS Accounting Standards issued by IASB, but not yet endorsed and issued into effect by the FSC

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 “Contracts Referencing Nature-dependent Electricity”	January 1, 2026
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027

IFRS 18 “Presentation and Disclosure in Financial Statements”

IFRS 18 will supersede IAS 1 “ Presentation of Financial Statements”. The main changes comprise:

•Items of income and expenses included in the statement of profit or loss shall be classified into the operating, investing, financing, income taxes and discontinued operations categories.

•The statement of profit or loss shall present totals and subtotals for operating profit or loss, profit or loss before financing and income taxes and profit or loss.

•Provides guidance to enhance the requirements of aggregation and disaggregation: The Company shall identify the assets, liabilities, equity, income, expenses and cash flows that arise from individual transactions or other events and shall classify and aggregate them into groups based on shared characteristics, so as to result in the presentation in the primary financial statements of line items that have at least one similar characteristic. The Company shall disaggregate items with dissimilar characteristics in the primary financial statements and in the notes. The Company labels items as “other” only if it cannot find a more informative label.

Except for the above impact, as of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating other impacts of the above amended standards and on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.    SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2024.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRS Accounting Standards endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRS Accounting Standards”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2024.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	March 31, 2025	December 31, 2024	March 31, 2024	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsinchu, Taiwan	67%	67%	67%	c)
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	100%	-
	Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Kumamoto, Japan	73%	73%	71%	d)
	European Semiconductor Manufacturing Company (ESMC) GmbH (ESMC)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Dresden, Germany	70%	70%	70%	-
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	-	98%	98%	b), e)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	-	98%	98%	b), e)
	Emerging Fund, L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	99.9%	b)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	-	100%	100%	b), e)
TSMC Development	TSMC Washington, LLC (TSMC Washington)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-

Note a:    This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.

Note b:    This is an immaterial subsidiary for which the consolidated financial statements for the year ended, are audited by the Company’s independent auditors.

Note c:    As VisEra’s employees continue to exercise their employee share options, TSMC’s ownership in VisEra continues to decline. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

Note d:    JASM has increased its capital and converted its preferred shares to common shares in July 2024. The increase in capital resulted in changes in shareholding rights from 71% to 73% and voting rights from 81% to 73%, respectively.

Note e:     VTAF II and VTAF III have completed the liquidation procedures in the first quarter of 2025. Growth Fund ceased operations in January 2025 and submitted its final liquidation report. The liquidation process will be completed as of May 2025.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.    MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same material accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2024.

6.    CASH AND CASH EQUIVALENTS

	March 31, 2025	December 31, 2024	March 31, 2024

Cash and deposits in banks	$2,373,616,720	$2,120,674,818	$1,691,973,216
Money market funds	17,984,089	2,826,701	2,979,055
Repurchase agreements	2,107,626	2,126,975	2,245,250
Commercial paper	1,095,815	1,998,549	998,183

	$2,394,804,250	$2,127,627,043	$1,698,195,704
Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.    FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2025	December 31, 2024	March 31, 2024

Financial assets

Mandatorily measured at FVTPL
Convertible preferred stocks	$14,370,972	$14,181,839	$13,848,154
Mutual funds	981,508	886,931	110,515
Simple agreement for future equity	132,820	131,072	-
Forward exchange contracts	54,369	207,700	17,236
Convertible bonds	-	-	236,039

	$15,539,669	$15,407,542	$14,211,944
(Continued)

	March 31, 2025	December 31, 2024	March 31, 2024

Current	$54,369	$207,700	$253,275
Noncurrent	15,485,300	15,199,842	13,958,669

	$15,539,669	$15,407,542	$14,211,944

Financial liabilities

Held for trading
Forward exchange contracts	$2,069,289	$466,539	$941,396
(Concluded)

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

March 31, 2025

Sell US$	April 2025 to June 2025	US$	6,977,081
Sell JPY	April 2025	JPY	54,982,913

December 31, 2024

Sell US$	January 2025 to March 2025	US$	3,331,445
Sell JPY	January 2025	JPY	45,233,963

March 31, 2024

Sell US$	April 2024 to May 2024	US$	3,141,500

8.    FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	March 31, 2025	December 31, 2024	March 31, 2024

Investments in debt instruments at FVTOCI
Corporate bonds	$98,352,454	$108,612,082	$94,649,200
Agency mortgage-backed securities	51,252,453	46,611,373	41,321,721
Government bonds/Agency bonds	25,701,271	20,645,877	21,659,666
Asset-backed securities	10,622,969	11,490,511	11,110,574
	185,929,147	187,359,843	168,741,161
(Continued)

	March 31, 2025	December 31, 2024	March 31, 2024

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	$8,337,662	$7,822,884	$7,428,408
Publicly traded stocks	3,999,164	4,842,814	7,139,302
	12,336,826	12,665,698	14,567,710

	$198,265,973	$200,025,541	$183,308,871

Current	$189,928,311	$192,202,657	$175,880,463
Noncurrent	8,337,662	7,822,884	7,428,408

	$198,265,973	$200,025,541	$183,308,871
(Concluded)

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.

For the three months ended March 31, 2025 and 2024, as the Company adjusted its investment portfolio, equity investments designated at FVTOCI were divested for NT$284,890 thousand and NT$3,200,608 thousand, respectively. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$155,994 thousand and NT$1,790,349 thousand were transferred to increase retained earnings, respectively.

As of March 31, 2025 and 2024, the cumulative loss allowance for expected credit loss of NT$52,383 thousand and NT$57,689 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 30 for information relating to the credit risk management and expected credit loss.

9.    FINANCIAL ASSETS AT AMORTIZED COST

	March 31, 2025	December 31, 2024	March 31, 2024

Corporate bonds	$200,156,770	$172,091,958	$115,656,411
Commercial paper	12,034,516	14,221,737	12,150,361
Government bonds/Agency bonds	4,440,747	4,379,527	6,516,785
Less: Allowance for impairment loss	(129,981)	(125,358)	(83,714)

	$216,502,052	$190,567,864	$134,239,843

Current	$118,298,376	$101,971,322	$48,326,607
Noncurrent	98,203,676	88,596,542	85,913,236

	$216,502,052	$190,567,864	$134,239,843

Refer to Note 30 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

10.    HEDGING FINANCIAL INSTRUMENTS

	March 31, 2025	December 31, 2024	March 31, 2024

Financial assets - current

Fair value hedges
Interest rate futures contracts	$-	$10,959	$-

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$3,462	$-	$10,525

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize the information relating to the hedges of interest rate risks.

March 31, 2025

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 14,800	June 2025

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$ 1,596,110	$ 3,462

December 31, 2024

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 40,400	March 2025

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$ 3,129,235	$ (10,959)

March 31, 2024

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 62,700	June 2024

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$ 5,114,745	$ 10,525

The effect for the three months ended March 31, 2025 and 2024 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Three Months Ended March 31
Hedging Instruments/Hedged Items	2025	2024

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$(44,044)	$42,953
Hedged Items
Financial assets at FVTOCI	44,044	(42,953)

	$-	$-

Hedges of net investments in foreign operations

TSMC has designated the bank loans denominated in foreign currency as a hedge of net investments in foreign operations to manage its foreign currency risk arising from investment in overseas subsidiaries.

The main source of hedge ineffectiveness in these hedging relationships is driven by the material difference between the notional amount of bank loans denominated in foreign currency and the net investment in foreign operations. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note 19 (d) for gain or loss arising from changes in the fair value of hedging instruments.

The effect for the three months ended March 31, 2024 is detailed below:

Change in Value Used for Calculating Hedge Ineffectiveness
Hedging Instruments/Hedged Items	Three Months Ended March 31, 2024

Hedging Instruments
Bank loans	$793,830

Hedged Items
Net investments in foreign operations	$(793,830)

11.    NOTES AND ACCOUNTS RECEIVABLE, NET

	March 31, 2025	December 31, 2024	March 31, 2024

At amortized cost
Notes and accounts receivable	$234,443,474	$265,223,660	$192,053,049
Less: Loss allowance	(415,051)	(453,009)	(545,182)
	234,028,423	264,770,651	191,507,867
At FVTOCI	7,653,847	5,912,584	9,992,467

	$241,682,270	$270,683,235	$201,500,334

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers is due 30 days from the invoice date or 15 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	March 31, 2025	December 31, 2024	March 31, 2024

Not past due	$231,331,692	$255,669,647	$192,621,474
Past due
Past due within 30 days	10,751,604	15,464,122	9,421,699
Past due over 31 days	14,025	2,475	2,343
Less: Loss allowance	(415,051)	(453,009)	(545,182)

	$241,682,270	$270,683,235	$201,500,334

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Three Months Ended March 31
	2025	2024

Balance, beginning of period	$453,009	$531,554
Provision (Reversal)	(37,966)	13,579
Effect of exchange rate changes	8	49

Balance, end of period	$415,051	$545,182

For the three months ended March 31, 2025 and 2024, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

12.    INVENTORIES

	March 31, 2025	December 31, 2024	March 31, 2024

Finished goods	$34,263,618	$35,177,009	$36,548,899
Work in process	187,068,666	181,198,808	168,204,862
Raw materials	46,880,887	46,449,249	39,860,657
Supplies and spare parts	25,174,444	25,043,744	22,508,921

	$293,387,615	$287,868,810	$267,123,339

Write-down of inventories to net realizable value (excluding earthquake losses) and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue, which were as follows. Please refer to related earthquake losses in Note 34.

	Three Months Ended March 31
	2025	2024

Net inventory losses	$2,526,465	$232,485

13.    INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	March 31, 2025	December 31, 2024	March 31, 2024	March 31, 2025	December 31, 2024	March 31, 2024

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$19,031,412	$18,300,373	$14,098,132	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	11,768,652	11,387,185	10,273,652	39%	39%	39%
(Continued)

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	March 31, 2025	December 31, 2024	March 31, 2024	March 31, 2025	December 31, 2024	March 31, 2024

Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	$4,361,292	$4,220,609	$3,887,152	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	3,605,302	3,512,938	2,909,328	35%	35%	35%

			$38,766,658	$37,421,105	$31,168,264
(Concluded)

The Company increased its investment in VIS for the amount of NT$3,738,753 thousand in 2024.

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	March 31, 2025	December 31, 2024	March 31, 2024

GUC	$49,022,252	$63,495,488	$58,126,384
VIS	$47,174,638	$50,620,261	$39,691,109
Xintec	$15,857,674	$22,033,821	$13,798,959

14.    PROPERTY, PLANT AND EQUIPMENT

	March 31, 2025	December 31, 2024	March 31, 2024

Assets used by the Company	$3,400,609,937	$3,234,778,389	$3,051,622,167
Assets subject to operating leases	196,217	201,681	225,822

	$3,400,806,154	$3,234,980,070	$3,051,847,989

Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2025	$13,054,161	$959,133,864	$5,852,202,689	$105,434,750	$1,080,284,237	$8,010,109,701
Additions (deductions)	45,793	236,932,128	249,090,469	10,529,881	(173,113,992)	323,484,279
Disposals or retirements	-	(26,520)	(8,360,693)	(618,534)	-	(9,005,747)
Effect of exchange rate changes	382,170	7,763,994	7,526,228	421,100	5,568,357	21,661,849

Balance at March 31, 2025	$13,482,124	$1,203,803,466	$6,100,458,693	$115,767,197	$912,738,602	$8,346,250,082

Accumulated depreciation and impairment

Balance at January 1, 2025	$608,531	$440,369,241	$4,262,882,850	$70,679,950	$790,740	$4,775,331,312
Additions	5,017	14,980,174	153,758,437	3,282,424	-	172,026,052
Disposals or retirements	-	(23,144)	(7,454,933)	(618,211)	-	(8,096,288)
(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Impairment	$-	$-	$1,297,218	$-	$-	$	1,297,218
Effect of exchange rate changes	8,165	692,224	4,270,774	110,688	-		5,081,851

Balance at March 31, 2025	$621,713	$456,018,495	$4,414,754,346	$73,454,851	$790,740	$	4,945,640,145

Carrying amounts at January 1, 2025	$12,445,630	$518,764,623	$1,589,319,839	$34,754,800	$1,079,493,497	$	3,234,778,389
Carrying amounts at March 31, 2025	$12,860,411	$747,784,971	$1,685,704,347	$42,312,346	$911,947,862	$	3,400,609,937

Cost

Balance at January 1, 2024	$7,621,997	$817,822,975	$5,384,985,648	$99,825,084	$908,289,751		$7,218,545,455
Additions (deductions)	2,148,342	10,158,016	175,322,957	2,665,376	(62,664,290)		127,630,401
Disposals or retirements	(278,309)	(10,791)	(6,833,544)	(6,903,029)	-		(14,025,673)
Transfers to assets subject to operating leases	-	(197,752)	-	-	-		(197,752)
Effect of exchange rate changes	149,902	958,229	6,451,970	173,054	14,247,322		21,980,477

Balance at March 31, 2024	$9,641,932	$828,730,677	$5,559,927,031	$95,760,485	$859,872,783		$7,353,932,908

Accumulated depreciation and impairment

Balance at January 1, 2024	$558,074	$387,013,911	$3,699,008,492	$66,749,979	$790,740		$4,154,121,196
Additions	332	12,723,286	140,063,488	2,927,524	-		155,714,630
Disposals or retirements	-	(10,698)	(6,476,418)	(6,902,942)	-		(13,390,058)
Transfers to assets subject to operating leases	-	(14,367)	-	-	-		(14,367)
Effect of exchange rate changes	22,694	761,101	4,961,016	134,529	-		5,879,340

Balance at March 31, 2024	$581,100	$400,473,233	$3,837,556,578	$62,909,090	$790,740		$4,302,310,741

Carrying amounts at January 1, 2024	$7,063,923	$430,809,064	$1,685,977,156	$33,075,105	$907,499,011		$3,064,424,259
Carrying amounts at March 31, 2024	$9,060,832	$428,257,444	$1,722,370,453	$32,851,395	$859,082,043		$3,051,622,167
(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2025 and second quarter of 2024, the Company recognized an impairment loss due to partial plant facilities and machinery and equipment damage caused by an earthquake, which rendered them unusable. Please refer to the related earthquake losses in Note 34.

Information about capitalized interest is set out in Note 22.

15.    LEASE ARRANGEMENTS

a.    Right-of-use assets

	March 31, 2025	December 31, 2024	March 31, 2024

Carrying amounts

Land	$38,057,144	$36,980,971	$37,082,709
Buildings	3,204,286	3,103,902	3,012,048
Office equipment	41,986	43,518	42,107

	$41,303,416	$40,128,391	$40,136,864

	Three Months Ended March 31
	2025	2024

Additions to right-of-use assets	$2,190,130	$1,493,046

Depreciation of right-of-use assets
Land	$690,350	$615,952
Buildings	277,637	352,302
Office equipment	5,424	5,929

	$973,411	$974,183

b.    Lease liabilities

	March 31, 2025	December 31, 2024	March 31, 2024

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$3,147,525	$3,049,032	$2,934,686
Noncurrent portion	29,121,821	28,755,342	28,467,310

	$32,269,346	$31,804,374	$31,401,996

Ranges of discount rates for lease liabilities are as follows:

	March 31, 2025	December 31, 2024	March 31, 2024

Land	0.39%-3.30%	0.39%-2.30%	0.39%-2.30%
Buildings	0.40%-6.52%	0.40%-6.52%	0.57%-6.52%
Office equipment	0.28%-6.46%	0.28%-6.46%	0.47%-7.13%

c.    Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.    Other lease information

	Three Months Ended March 31
	2025	2024

Total cash outflow for leases	$1,088,662	$886,511

16.    INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2025	$6,070,864	$28,566,518	$53,279,044	$13,133,519	$101,049,945
Additions	-	17,298	1,111,089	96,214	1,224,601
Disposals or retirements	-	(82,471)	(94,300)	(41,460)	(218,231)
Effect of exchange rate changes	59,339	722	70,283	3,411	133,755

Balance at March 31, 2025	$6,130,203	$28,502,067	$54,366,116	$13,191,684	$102,190,070

Accumulated amortization and impairment

Balance at January 1, 2025	$-	$23,186,748	$40,100,685	$11,479,992	$74,767,425
Additions	-	378,751	1,512,273	243,128	2,134,152
Disposals or retirements	-	(82,471)	(94,300)	-	(176,771)
Effect of exchange rate changes	-	722	12,999	1,200	14,921

Balance at March 31, 2025	$-	$23,483,750	$41,531,657	$11,724,320	$76,739,727

Carrying amounts at January 1, 2025	$6,070,864	$5,379,770	$13,178,359	$1,653,527	$26,282,520
Carrying amounts at March 31, 2025	$6,130,203	$5,018,317	$12,834,459	$1,467,364	$25,450,343

Cost

Balance at January 1, 2024	$5,796,438	$26,221,351	$49,317,031	$12,347,434	$93,682,254
Additions	-	250,603	1,315,453	155,720	1,721,776
Disposals or retirements	-	-	(4,363,709)	(100,681)	(4,464,390)
Effect of exchange rate changes	169,734	1,000	17,393	18,111	206,238

Balance at March 31, 2024	$5,966,172	$26,472,954	$46,286,168	$12,420,584	$91,145,878

Accumulated amortization and impairment

Balance at January 1, 2024	$-	$20,490,070	$39,846,671	$10,578,769	$70,915,510
Additions	-	684,489	1,407,420	234,152	2,326,061
Disposals or retirements	-	-	(4,363,709)	-	(4,363,709)
Effect of exchange rate changes	-	931	11,622	16,538	29,091

Balance at March 31, 2024	$-	$21,175,490	$36,902,004	$10,829,459	$68,906,953

Carrying amounts at January 1, 2024	$5,796,438	$5,731,281	$9,470,360	$1,768,665	$22,766,744
Carrying amounts at March 31, 2024	$5,966,172	$5,297,464	$9,384,164	$1,591,125	$22,238,925

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 9.3% in its test of impairment as of December 31, 2024 to reflect the relevant specific risk in the cash-generating unit.

17.    BONDS PAYABLE

	March 31, 2025	December 31, 2024	March 31, 2024

Domestic unsecured bonds	$495,610,000	$478,536,000	$472,494,000
Overseas unsecured bonds	514,677,500	507,904,000	495,953,500
Less: Discounts on bonds payable	(2,639,433)	(2,687,615)	(2,909,429)
Less: Current portion	(59,391,093)	(57,147,879)	(9,997,929)

	$948,256,974	$926,604,506	$955,540,142

The Company issued domestic unsecured bonds for the three months ended March 31, 2025. The major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

114-1 (Green bond)	A	March 2025 to March 2030	$12,000,000	1.90%	Bullet repayment; interest payable annually
	B	March 2025 to March 2035	7,200,000	2.05%	The same as above

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027		750,000	1.00%	The same as above
September 2020 to September 2030		1,250,000	1.375%	The same as above
April 2021 to April 2026		1,100,000	1.25%	The same as above
April 2021 to April 2028		900,000	1.75%	The same as above
April 2021 to April 2031		1,500,000	2.25%	The same as above
October 2021 to October 2026		1,250,000	1.75%	The same as above
October 2021 to October 2031		1,250,000	2.50%	The same as above
October 2021 to October 2041		1,000,000	3.125%	The same as above
October 2021 to October 2051		1,000,000	3.25%	The same as above
April 2022 to April 2027		1,000,000	3.875%	The same as above
April 2022 to April 2029		500,000	4.125%	The same as above
April 2022 to April 2032		1,000,000	4.25%	The same as above
April 2022 to April 2052		1,000,000	4.50%	The same as above
July 2022 to July 2027		400,000	4.375%	The same as above
July 2022 to July 2032		600,000	4.625%	The same as above

18.    LONG-TERM BANK LOANS

	March 31, 2025	December 31, 2024	March 31, 2024

NT$ unsecured loans	$3,691,666	$4,410,833	$6,193,889
JPY unsecured loans	37,416,600	30,124,800	6,351,000
Less: Discounts on government grants	(786)	(1,247)	(22,535)
Less: Current portion	(2,380,555)	(2,710,000)	(2,502,222)

	$38,726,925	$31,824,386	$10,020,132

Loan content
Annual interest rate	0.13%-1.78%	0.13%-1.78%	0.39%-1.48%
Maturity date	Due by December 2030	Due by December 2030	Due by December 2030

The long-term bank loans of the Company are used for plants setup, procurement of machinery and equipment, and operating capital. The partial long-term bank loans are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

The Company is required to maintain certain financial covenants during the borrowing period, including the annual equity of the subsidiary receiving the partial loan not to fall below a specific amount; its debt-to-equity ratio must not exceed a certain ratio; and the ratio of the Company’s annual debt to earnings before interest, taxes, depreciation, and amortization (EBITDA) not to exceed a certain multiple.

19.    EQUITY

a.    Capital stock

	March 31, 2025	December 31, 2024	March 31, 2024

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,932,733	25,932,733	25,935,031
Shares awaiting retirement (in thousands)	(118)	-	(1,402)

Capital stock (in thousands)	25,932,615	25,932,733	25,933,629
Issued capital	$259,327,332	$259,327,332	$259,350,310
Share capital awaiting retirement	(1,177)	-	(14,018)

Capital stock	$259,326,155	$259,327,332	$259,336,292

The par value of issued common shares is NT$10 per share. A holder of common shares has one vote for each common share and is entitled to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

On September 1, 2024 and March 1, 2024, TSMC issued employee restricted stock awards (RSAs) for its employees in a total of 2,353 thousand shares and 2,960 thousand shares, respectively, with a par value of NT$10 per share. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed.

During the first quarter of 2025, TSMC reclaimed 118 thousand employee restricted shares which were unvested (classified under share capital awaiting retirement). On May 13, 2025, TSMC’s Board of Directors resolved to cancel the aforementioned shares.

During the first quarter of 2024, TSMC reclaimed 1,402 thousand employee restricted shares. On June 5, 2024, TSMC’s Board of Directors resolved to cancel the aforementioned shares. Subsequently, TSMC completed the registration for share cancellation. Refer to Note 26 for information on RSAs.

On August 13, 2024, TSMC’s Board of Directors resolved to cancel 3,249 thousand treasury shares. Refer to Note 19(e) for further information.

As of March 31, 2025, TSMC’s total issued and outstanding ADSs were 1,062,722 thousand units, representing 5,313,612 thousand common shares.

b.    Capital surplus

The categories of uses and the sources of capital surplus based on regulations were as follows:

	March 31, 2025	December 31, 2024	March 31, 2024

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$25,586,161	$24,809,704	$24,812,813
From merger	22,800,434	22,800,434	22,803,291
From convertible bonds	8,891,257	8,891,257	8,892,371
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,411,566	8,411,566	8,411,566
Donations - donated by shareholders	11,275	11,275	11,275

May only be used to offset a deficit

From share of changes in equities of subsidiaries	4,097,157	4,108,958	4,192,894
From share of changes in equities of associates	1,229,442	1,172,396	305,131
Donations - unclaimed dividend	78,976	78,976	70,093

May not be used for any purpose

Employee restricted shares	2,200,919	2,976,199	1,441,055

	$73,307,187	$73,260,765	$70,940,489

If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s paid-in capital each year.

c.    Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and TSMC’s Articles of Incorporation.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside an additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of the foreign currency translation reserve, the effectiveness of hedges of net investments in foreign operations, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2025, 2024 and 2023 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

First Quarter
Resolution Date of TSMC’s	of 2025
Board of Directors in its	May 13,
meeting	2025

Cash dividends to shareholders	$129,663,078
Cash dividends per share (NT$)	$5.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2024	of 2024	of 2024	of 2024
Board of Directors in its	February 12,	November 12,	August 13,	May 10,
meeting	2025	2024	2024	2024

Special capital reserve	$-	$-	$-	$(28,020,822)
Cash dividends to shareholders	$116,697,300	$116,697,300	$103,721,521	$103,734,517
Cash dividends per share (NT$)	$4.50	$4.50	$4.00	$4.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2023	of 2023	of 2023	of 2023
Board of Directors in its	February 6,	November 14,	August 8,	May 9,
meeting	2024	2023	2023	2023

Special capital reserve	$28,020,822	$(17,228,363)	$(6,365,562)	$3,273,452
Cash dividends to shareholders	$90,762,248	$90,762,248	$77,796,213	$77,796,213
Cash dividends per share (NT$)	$3.50	$3.50	$3.00	$3.00

The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website.

d.    Others

Changes in others were as follows:

	Three Months Ended March 31, 2025
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$40,262,995	$(1,160,176)	$1,310,307	$(1,708,079)	$38,705,047
Exchange differences arising on translation of foreign operations	28,572,776	-	-	-	28,572,776
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	(373,569)	-	-	(373,569)
Debt instruments	-	2,014,432	-	-	2,014,432
Disposal of investments in equity instruments at fair value through other comprehensive income	-	(155,994)	-	-	(155,994)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	50,240	-	-	50,240
Loss allowance adjustments from debt instruments	-	(11,437)	-	-	(11,437)
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(21,068)	-	(21,068)
Transferred to initial carrying amount of hedged items	-	-	1,135	-	1,135
Share-based payment expenses recognized	-	-	-	452,782	452,782
Share of other comprehensive income (loss) of associates	86,244	(83,552)	14,933	-	17,625

Balance, end of period	$68,922,015	$279,944	$1,305,307	$(1,255,297)	$69,251,969

	Three Months Ended March 31, 2024
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(25,316,769)	$(4,099,928)	$1,395,875	$(293,434)	$(28,314,256)
Exchange differences arising on translation of foreign operations	36,665,682	-	-	-	36,665,682
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	793,830	-	-	-	793,830
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	4,888,952	-	-	4,888,952
Debt instruments	-	(669,090)	-	-	(669,090)
Disposal of investments in equity instruments at fair value through other comprehensive income	-	(1,790,349)	-	-	(1,790,349)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	102,504	-	-	102,504
Loss allowance adjustments from debt instruments	-	8,297	-	-	8,297
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(19,315)	-	(19,315)
Transferred to initial carrying amount of hedged items	-	-	(786)	-	(786)
(Continued)

	Three Months Ended March 31, 2024
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Issuance of employee restricted stock	$-	$-	$-	$(1,078,713)	$(1,078,713)
Share-based payment expenses recognized	-	-	-	161,854	161,854
Share of other comprehensive income (loss) of associates	154,389	(19,074)	17,516	-	152,831
Income tax effect	-	(9,996)	-	-	(9,996)

Balance, end of period	$12,297,132	$(1,588,684)	$1,393,290	$(1,210,293)	$10,891,445
(Concluded)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.    Treasury stock

For TSMC’s shareholders’ interests, TSMC’s Board of Directors approved a share buyback program on June 5, 2024 to repurchase 3,249 thousand shares. TSMC has completed this share buyback program during the second quarter of 2024. On August 13, 2024, TSMC’s Board of Directors resolved to cancel the 3,249 thousand shares and set September 1, 2024 as the record date for capital reduction. The registration for share cancellation was completed on September 11, 2024.

20.    NET REVENUE

a.    Disaggregation of revenue from contracts with customers

	Three Months Ended March 31
Product	2025	2024

Wafer	$714,028,927	$521,896,971
Others	125,224,737	70,747,230

	$839,253,664	$592,644,201

	Three Months Ended March 31
Geography	2025	2024

Taiwan	$66,493,510	$68,315,426
United States	632,438,786	396,182,105
China	62,222,351	55,235,649
Japan	35,757,682	33,212,865
Europe, the Middle East and Africa	25,526,977	21,963,151
Others	16,814,358	17,735,005

	$839,253,664	$592,644,201

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Three Months Ended March 31
Platform	2025	2024

High Performance Computing	$493,223,146	$274,772,974
Smartphone	233,611,388	225,032,139
Internet of Things	38,723,190	35,320,950
Automotive	43,028,245	32,136,633
Digital Consumer Electronics	11,552,466	11,737,785
Others	19,115,229	13,643,720

	$839,253,664	$592,644,201

	Three Months Ended March 31
Resolution	2025	2024

3-nanometer	$160,180,187	$45,448,960
5-nanometer	254,408,255	190,695,754
7-nanometer	108,196,547	100,389,587
16-nanometer	47,336,847	48,472,211
20-nanometer	1,182,574	1,399,295
28-nanometer	52,743,689	43,019,318
40/45-nanometer	20,331,363	27,114,454
65-nanometer	26,550,958	21,277,009
90-nanometer	5,137,987	5,514,291
0.11/0.13 micron	12,269,773	12,802,349
0.15/0.18 micron	21,220,625	21,924,461
0.25 micron and above	4,470,122	3,839,282

Wafer revenue	$714,028,927	$521,896,971

b.    Contract balances

	March 31, 2025	December 31, 2024	March 31, 2024	January 1, 2024

Contract liabilities (classified under accrued expenses and other current liabilities)	$102,047,887	$89,435,361	$75,431,720	$52,736,430

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$43,655,565 thousand and NT$36,370,728 thousand for the three months ended March 31, 2025 and 2024, respectively.

c.    Temporary receipts from customers

	March 31, 2025	December 31, 2024	March 31, 2024

Current portion (classified under accrued expenses and other current liabilities)	$166,477,077	$198,602,570	$199,544,769
Noncurrent portion (classified under other noncurrent liabilities)	86,982,769	92,499,262	78,618,361

	$253,459,846	$291,101,832	$278,163,130

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

21.    INTEREST INCOME

	Three Months Ended March 31
	2025	2024

Interest income
Cash and cash equivalents	$20,259,748	$16,108,130
Financial assets at amortized cost	2,646,901	1,873,772
Financial assets at FVTOCI	1,952,663	1,377,270

	$24,859,312	$19,359,172

22.    FINANCE COSTS

	Three Months Ended March 31
	2025	2024

Interest expense
Corporate bonds	$4,950,966	$4,645,197
Lease liabilities	109,217	93,489
Bank loans	81,083	21,620
Others	955	3,725
Less: Capitalized interest under property, plant and equipment	(2,464,947)	(2,065,776)

	$2,677,274	$2,698,255

Information about capitalized interest is as follows:

	Three Months Ended March 31
	2025	2024

Capitalization rate	1.32%-3.34%	1.20%-3.36%

23.    OTHER GAINS AND LOSSES, NET

	Three Months Ended March 31
	2025	2024

Loss on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(50,240)	$(102,504)
Loss on disposal of subsidiaries	(167,986)	-
Loss on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	(3,091,058)	(3,339,218)
Reversal of (provision for) expected credit loss of financial assets
Investments in debt instruments at FVTOCI	11,437	(8,297)
Financial assets at amortized cost	(3,077)	1,724
Other gains (losses), net	(24,645)	165,403

	$(3,325,569)	$(3,282,892)

24.    INCOME TAX

a.    Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended March 31
	2025	2024

Current income tax expense
Current tax expense recognized in the current period	$70,266,030	$40,767,872
Income tax adjustments on prior years	279,640	5,337
Other income tax adjustments	96,538	63,244
	70,642,208	40,836,453
Deferred income tax expense (benefit)
The origination and reversal of temporary differences	1,270,276	1,061,704
Operating loss carryforward	(1,749,733)	(576,216)
	(479,457)	485,488

Income tax expense recognized in profit or loss	$70,162,751	$41,321,941

b.    Income tax examination

The tax authorities have examined income tax returns of TSMC through 2023. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

25.    EARNINGS PER SHARE

	Three Months Ended March 31
	2025	2024

Basic EPS	$13.95	$8.70
Diluted EPS	$13.94	$8.70

EPS is computed as follows:

	Three Months Ended March 31
	2025	2024

Basic EPS
Net income available to common shareholders of the parent	$361,564,128	$225,484,877
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,926,789	25,929,267
Basic EPS (in dollars)	$13.95	$8.70

Diluted EPS
Net income available to common shareholders of the parent	$361,564,128	$225,484,877
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,926,789	25,929,267
Effects of all dilutive potential common shares (in thousands)	2,010	490

Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,928,799	25,929,757
Diluted EPS (in dollars)	$13.94	$8.70

26.    SHARE-BASED PAYMENT ARRANGEMENTS

a.    Equity-settled share-based payment-RSAs

The RSAs in each year are as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs

Resolution Date of TSMC’s shareholders in its meeting	June 4, 2024	June 6, 2023	June 8, 2022	July 26, 2021
Resolution Date of TSMC’s Board of Directors in its meeting	August 13, 2024	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of stocks (in thousands)	2,353	2,960	2,110	1,387
Available for issuance (in thousands)	1,832	-	-	-
Eligible employees	Executive officers	Executive officers	Executive officers	Executive officers
Grant date/Issuance date	September 1, 2024	March 1, 2024	March 1, 2023	March 1, 2022

Vesting conditions of the aforementioned arrangement are as follow:

1)    The RSAs granted to eligible employees can only be vested if

•the employee remains employed by the Company on the last date of each vesting period;

•during the vesting period, the employee may not breach any agreement with the Company or violate the Company’s work rules; and

•certain employee performance metrics and TSMC’s business performance metrics are met.

2)    The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of TSMC’s business performance metrics.

3)    For eligible executive officers of TSMC: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on TSMC’s relative Total Shareholder Return (“TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation and People Development Committee’s evaluation of TSMC’s Environmental, Social, and Governance (“ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%

4)    Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:

•During each vesting period, no employee granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

•Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the employee’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.

5)    Details of granted RSAs in each year are as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs
	Number of Shares (In Thousands)	Number of Shares (In Thousands)	Number of Shares (In Thousands)	Number of Shares (In Thousands)

Balance, beginning of period	2,353	2,960	1,055	347
Vested shares	-	(1,406)	(501)	(330)
Shares awaiting retirement	-	(74)	(27)	(17)

Balance, end of period	2,353	1,480	527	-

Weighted-average fair value of RSAs (in dollars)	$662.42	$364.43	$277.71	$325.81

The RSAs in each year are measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs
	September 1, 2024	March 1, 2024	March 1, 2023	March 1, 2022
Stock price at measurement date (in dollars)	$944	$689	$511	$604
Expected price volatility	25.51%-29.87%	24.77%-26.12%	29.34%-32.11%	25.34%-28.28%
Expected life	1-3 years	1-3 years	1-3 years	1-3 years
Risk-free interest rate	1.40%	1.16%	1.06%	0.57%

Refer to Note 27 for the compensation costs of the RSAs recognized by TSMC.

b.    Cash-settled share-based payment arrangements

The cash-settled share-based payment arrangements in each year are as follows:

	2023 Plan	2022 Plan	2021 Plan

Resolution Date of TSMC’s Board of Directors in its meeting	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of units (in thousands) (Note)	550	400	236
Grant date	March 1, 2024	March 1, 2023	March 1, 2022

Note:    One unit of the right represents a right to the market value of one TSMC’s common share when vested.

The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs.

The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

	Three Months Ended March 31
	2025		2024
	2023 Plan	2022 Plan	2023 Plan	2022 Plan	2021 Plan

Stock price at measurement date (in dollars)	$952	$952	$769	$769	$769
Expected price volatility	25.40%-31.02%	25.40%-31.02%	24.45%-26.42%	24.45%-26.42%	24.45%-26.42%
Residual life	1-2 years	1 years	1-3 years	1-2 years	1 year
Risk-free interest rate	1.43%	1.39%	1.33%	1.29%	1.26%

Refer to Note 27 for the compensation costs of the cash-settled share-based payment recognized by TSMC. As of March 31, 2025, December 31, 2024 and March 31, 2024, the liabilities under cash-settled share-based payment arrangement amounted to NT$101,908 thousand, NT$455,728 thousand and NT$82,942 thousand, respectively.

27.    ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended March 31
	2025	2024

a. Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$161,648,245	$148,662,639
Recognized in operating expenses	11,351,218	8,026,174
Recognized in other operating income and expenses	5,464	8,288

	$173,004,927	$156,697,101

b. Amortization of intangible assets

Recognized in cost of revenue	$1,410,729	$1,628,675
Recognized in operating expenses	723,423	697,386

	$2,134,152	$2,326,061

c. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$1,614,682	$1,418,734
Defined benefit plans	62,057	68,906
	1,676,739	1,487,640
Share-based payments
Equity-settled	455,241	181,831
Cash-settled	69,962	21,801
	525,203	203,632
Other employee benefits	86,097,562	61,770,279

	$88,299,504	$63,461,551

Employee benefits expense summarized by function
Recognized in cost of revenue	$48,006,765	$34,622,208
Recognized in operating expenses	40,292,739	28,839,343

	$88,299,504	$63,461,551

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended March 31
	2025	2024

Profit sharing bonus to employees	$21,693,850	$13,472,869

TSMC’s accrued profit sharing bonus to employees and compensation to directors for 2024 and 2023 are illustrated below:

	Years Ended December 31
	2024	2023

Profit sharing bonus to employees	$70,296,283	$50,090,533
Compensation to directors	$358,989	$551,955

There is no significant difference between the aforementioned amounts and the amounts charged against earnings of 2024 and 2023, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

28.    GOVERNMENT GRANTS

Subsidiaries such as TSMC Arizona, ESMC, JASM and TSMC Nanjing received subsidies from the governments of the United States, Germany, Japan and China, respectively, for local plant setup and operation, which were mainly used to subsidize the purchase costs of property, plant and equipment, as well as partial costs and expenses incurred from plant construction and production. For the three months ended March 31, 2025 and 2024, the Company received a total of NT$35,149,257 thousand and NT$183,484 thousand as government grants, respectively.

The aforementioned subsidiaries have signed grant agreements with the local government. The agreements include the construction timelines and other conditions that must be complied with. TSMC Arizona is also eligible to apply for a 25% investment grant for qualified investments.

29.    CASH FLOW INFORMATION

a.    Non-cash transactions

	Three Months Ended March 31
	2025	2024

Additions of financial assets at FVTOCI	$23,131,780	$26,681,379
Changes in accrued expenses and other current liabilities	210,029	(1,292,147)

Payments for acquisition of financial assets at FVTOCI	$23,341,809	$25,389,232

Disposal of financial assets at FVTOCI	$29,255,157	$16,144,968
Changes in other financial assets	(206,871)	(3,540,237)

Proceeds from disposal of financial assets at FVTOCI	$29,048,286	$12,604,731

Additions of property, plant and equipment	$323,484,279	$127,630,401
Changes in other receivables	2,326,950	-
Changes in payables to contractors and equipment suppliers	(2,415,721)	47,124,966
Changes in accrued expenses and other current liabilities	9,896,169	8,615,211
Capitalized interests	(2,464,947)	(2,065,776)

Payments for acquisition of property, plant and equipment	$330,826,730	$181,304,802

b.    Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2025	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of March 31, 2025

Bonds payable	$983,752,385	$16,179,754	$7,615,641	$-	$100,287	$1,007,648,067
Long-term bank loans	34,534,386	4,675,833	1,894,189	-	3,072	41,107,480
Lease liabilities	31,804,374	(997,855)	43,580	1,310,030	109,217	32,269,346

Total	$1,050,091,145	$19,857,732	$9,553,410	$1,310,030	$212,576	$1,081,024,893

			Non-cash Changes
	Balance as of January 1, 2024	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of March 31, 2024

Hedging financial liabilities- bank loans	$27,290,400	$(26,496,570)	$(793,830)	$-	$-	$-
Bonds payable	920,897,553	22,776,292	21,770,410	-	93,816	965,538,071
Long-term bank loans	6,678,521	5,865,500	(27,000)	-	5,333	12,522,354
Lease liabilities	31,492,386	(871,032)	37,250	649,903	93,489	31,401,996

Total	$986,358,860	$1,274,190	$20,986,830	$649,903	$192,638	$1,009,462,421

Note:    Other changes include amortization of bonds payable, amortization of long-term bank loan interest subsidy and financial cost of lease liabilities.

30.    FINANCIAL INSTRUMENTS

a.    Categories of financial instruments

	March 31, 2025	December 31, 2024	March 31, 2024

Financial assets
FVTPL (Note 1)	$15,539,669	$15,407,542	$14,211,944
FVTOCI (Note 2)	205,919,820	205,938,125	193,301,338
Hedging financial assets	-	10,959	-
Amortized cost (Note 3)	2,973,250,822	2,721,319,255	2,063,572,260

	$3,194,710,311	$2,942,675,881	$2,271,085,542

Financial liabilities
FVTPL (Note 4)	$2,069,289	$466,539	$941,396
Hedging financial liabilities	3,462	-	10,525
Amortized cost (Note 5)	2,019,207,007	1,963,297,264	1,773,740,755

	$2,021,279,758	$1,963,763,803	$1,774,692,676

Note 1: Financial assets mandatorily measured at FVTPL.

Note 2: Including notes and accounts receivable (net), equity and debt investments.

Note 3: Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (including those classified under other current assets and other noncurrent assets).

Note 4: Held for trading.

Note 5: Including accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.

b.    Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit and Risk Committee and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.    Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity prices. A portion of these risks is hedged.

Foreign currency risk

Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, and non-derivative financial instruments, such as foreign currency denominated debts, to protect against currency exchange rate risks associated with non-NT dollar-denominated monetary assets and liabilities, net investments in foreign operations, and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the three months ended March 31, 2025 and 2024, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$889,382 thousand and NT$561,692 thousand respectively.

Interest rate risk

The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.

The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI or at amortized cost. For those fixed income investments classified as financial assets at FVTOCI, changes in their fair value are recognized through other comprehensive income; for those classified as financial assets at amortized cost, changes in their fair value are not reflected in the carrying amount. Both classifications recognized in profit or loss if the assets are sold.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$4,476,317 thousand and NT$4,279,174 thousand for the three months ended March 31, 2025 and 2024, respectively.

The majority of the Company’s debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.

The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.

Other price risk

The Company is exposed to convertible preferred stocks, equity instrument investments, and other investments price risk arising from financial assets at FVTPL and FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the investments mentioned above at the end of the reporting period, the net income would have decreased by NT$1,238,824 thousand and NT$1,116,694 thousand for the three months ended March 31, 2025 and 2024, respectively, and the other comprehensive income would have decreased by NT$986,946 thousand and NT$1,165,417 thousand for the three months ended March 31, 2025 and 2024, respectively.

d.    Credit risk management

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of March 31, 2025, December 31, 2024 and March 31, 2024, the Company’s ten largest customers accounted for 84%, 93% and 87% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.09%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	-
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	-
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	-

For the three months ended March 31, 2025 and 2024, the expected credit loss decreased NT$6,086 thousand and increased NT$11,430 thousand, respectively. The changes were mainly due to adjusted investment portfolio and fluctuations in exchange rates.

e.    Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

March 31, 2025

Non-derivative financial liabilities

Accounts payable (including related parties)	$76,853,628	$-	$-	$-	$76,853,628
Payables to contractors and equipment suppliers	199,087,045	-	-	-	199,087,045
Accrued expenses and other current liabilities	367,308,567	-	-	-	367,308,567
Bonds payable	79,180,865	355,977,247	199,574,108	586,060,547	1,220,792,767
Long-term bank loans	2,708,527	5,353,088	25,472,236	8,909,136	42,442,987
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,628,656	5,695,999	4,924,098	21,291,773	35,540,526
Others	-	82,046,217	10,904,756	-	92,950,973
	728,767,288	449,072,551	240,875,198	616,261,456	2,034,976,493

Derivative financial instruments

Forward exchange contracts
Outflows	231,869,244	-	-	-	231,869,244
Inflows	(229,561,459)	-	-	-	(229,561,459)
	2,307,785	-	-	-	2,307,785

	$731,075,073	$449,072,551	$240,875,198	$616,261,456	$2,037,284,278
(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2024

Non-derivative financial liabilities

Accounts payable (including related parties)	$74,226,559	$-	$-	$-	$74,226,559
Payables to contractors and equipment suppliers	192,635,173	-	-	-	192,635,173
Accrued expenses and other current liabilities	358,165,686	-	-	-	358,165,686
Bonds payable	76,460,812	335,240,849	197,389,127	587,602,550	1,196,693,338
Long-term bank loans	2,935,154	2,275,524	27,044,881	3,151,180	35,406,739
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,483,523	5,794,816	4,826,752	20,782,694	34,887,785
Others	-	86,979,515	11,737,085	-	98,716,600
	707,906,907	430,290,704	240,997,845	611,536,424	1,990,731,880

Derivative financial instruments

Forward exchange contracts
Outflows	109,525,448	-	-	-	109,525,448
Inflows	(109,251,526)	-	-	-	(109,251,526)
	273,922	-	-	-	273,922

	$708,180,829	$430,290,704	$240,997,845	$611,536,424	$1,991,005,802

March 31, 2024

Non-derivative financial liabilities

Accounts payable (including related parties)	$57,610,008	$-	$-	$-	$57,610,008
Payables to contractors and equipment suppliers	127,179,414	-	-	-	127,179,414
Accrued expenses and other current liabilities	339,295,417	-	-	-	339,295,417
Bonds payable	28,846,265	248,882,668	302,594,013	606,301,279	1,186,624,225
Long-term bank loans	2,606,292	3,626,405	3,401,012	3,197,223	12,830,932
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,357,257	5,359,250	4,659,029	21,108,452	34,483,988
Others	-	78,085,241	8,772,937	2,270,187	89,128,365
	558,894,653	335,953,564	319,426,991	632,877,141	1,847,152,349

Derivative financial instruments

Forward exchange contracts
Outflows	89,801,321	-	-	-	89,801,321
Inflows	(88,792,724)	-	-	-	(88,792,724)
	1,008,597	-	-	-	1,008,597

	$559,903,250	$335,953,564	$319,426,991	$632,877,141	$1,848,160,946
(Concluded)

Note:    Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

March 31, 2025

Lease liabilities	$10,446,365	$7,023,891	$3,679,414	$142,103	$21,291,773

December 31, 2024

Lease liabilities	$10,296,927	$6,821,624	$3,547,316	$116,827	$20,782,694

March 31, 2024

Lease liabilities	$10,156,723	$6,929,235	$3,801,968	$220,526	$21,108,452

f.    Fair value of financial instruments

1)    Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)    Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	March 31, 2025
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$14,370,972	$14,370,972
Mutual funds	-	-	981,508	981,508
Simple agreement for future equity	-	-	132,820	132,820
Forward exchange contracts	-	54,369	-	54,369

	$-	$54,369	$15,485,300	$15,539,669

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$98,352,454	$-	$98,352,454
Agency mortgage-backed securities	-	51,252,453	-	51,252,453
Government bonds/Agency bonds	25,471,792	229,479	-	25,701,271
Asset-backed securities	-	10,622,969	-	10,622,969
Investments in equity instruments
Non-publicly traded equity investments	-	-	8,337,662	8,337,662
Publicly traded stocks	3,999,164	-	-	3,999,164
Notes and accounts receivable, net	-	7,653,847	-	7,653,847

	$29,470,956	$168,111,202	$8,337,662	$205,919,820
(Continued)

	March 31, 2025
	Level 1	Level 2	Level 3	Total

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$2,069,289	$-	$2,069,289

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$3,462	$-	$-	$3,462
(Concluded)

	December 31, 2024
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$14,181,839	$14,181,839
Mutual funds	-	-	886,931	886,931
Forward exchange contracts	-	207,700	-	207,700
Simple agreement for future equity	-	-	131,072	131,072

	$-	$207,700	$15,199,842	$15,407,542

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$108,612,082	$-	$108,612,082
Agency mortgage-backed securities	-	46,611,373	-	46,611,373
Government bonds/Agency bonds	20,645,877	-	-	20,645,877
Asset-backed securities	-	11,490,511	-	11,490,511
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,822,884	7,822,884
Publicly traded stocks	4,842,814	-	-	4,842,814
Notes and accounts receivable, net	-	5,912,584	-	5,912,584

	$25,488,691	$172,626,550	$7,822,884	$205,938,125

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$10,959	$-	$-	$10,959

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$466,539	$-	$466,539

	March 31, 2024
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$13,848,154	$13,848,154
Forward exchange contracts	-	17,236	-	17,236
(Continued)

	March 31, 2024
	Level 1	Level 2	Level 3	Total

Convertible bonds	$-	$-	$236,039	$236,039
Mutual funds	-	-	110,515	110,515

	$-	$17,236	$14,194,708	$14,211,944

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$94,649,200	$-	$94,649,200
Agency mortgage-backed securities	-	41,321,721	-	41,321,721
Government bonds/Agency bonds	21,465,727	193,939	-	21,659,666
Asset-backed securities	-	11,110,574	-	11,110,574
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,428,408	7,428,408
Publicly traded stocks	7,139,302	-	-	7,139,302
Notes and accounts receivable, net	-	9,992,467	-	9,992,467

	$28,605,029	$157,267,901	$7,428,408	$193,301,338

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$941,396	$-	$941,396

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$10,525	$-	$-	$10,525
(Concluded)

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI and financial assets at FVTPL. Reconciliations for the three months ended March 31, 2025 and 2024 are as follows:

	Three Months Ended March 31
	2025	2024

Balance, beginning of period	$23,022,726	$20,849,566
Additions	241,385	444,862
Recognized in profit or loss	21,700	(752)
Recognized in other comprehensive income or loss	240,879	(310,335)
Disposals and proceeds from return of capital of investments	(1,112)	(2,260)
Transfers out of level 3 (Note)	-	(164,860)
Effect of exchange rate changes	297,384	806,895

Balance, end of period	$23,822,962	$21,623,116

Note:    The transfer from level 3 to level 1 is because quoted prices (unadjusted) in active markets data became available for the equity investments.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities and government bonds are determined by quoted market prices provided by third party pricing services.

•The fair values of forward contracts are measured using forward rates and discount rates derived from quoted market prices.

•The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of convertible preferred stocks, convertible bonds, simple agreement for future equity, mutual funds and non-publicly traded equity investments are mainly determined by using the asset approach, income approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On March 31, 2025, December 31, 2024 and March 31, 2024, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$59,454 thousand, NT$56,163 thousand and NT$53,739 thousand, respectively, if discounts for lack of marketability increase by 1%.

The income approach utilizes discounted cash flows to determine the present value of the expected future economic benefits that will be derived from the investment. On March 31, 2025, December 31, 2024 and March 31, 2024, the Company mainly uses unobservable inputs, which include expected returns, discount rate of 8.8%, 8.6% and 10%, respectively, and discount for lack of marketability of 20%. With other inputs remain equal, if discount rate increases by 1%, the fair value will decrease by NT$586,129 thousand, NT$1,606,927 thousand and NT$1,606,831 thousand, respectively; if discount for lack of marketability increases by 1%, the fair value will decrease by NT$155,838 thousand, NT$140,819 thousand and NT$169,148 thousand, respectively.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)    Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	March 31, 2025
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$200,037,909	$-	$200,927,445	$200,927,445
Commercial paper	12,023,396	-	12,035,073	12,035,073
Government bonds/Agency bonds	4,440,747	4,473,583	-	4,473,583

	$216,502,052	$4,473,583	$212,962,518	$217,436,101

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$1,007,648,067	$-	$930,273,718	$930,273,718

	December 31, 2024
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$171,980,179	$-	$172,518,474	$172,518,474
Commercial paper	14,208,158	-	14,222,713	14,222,713
Government bonds/Agency bonds	4,379,527	4,353,434	-	4,353,434

	$190,567,864	$4,353,434	$186,741,187	$191,094,621

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$983,752,385	$-	$900,344,663	$900,344,663

	March 31, 2024
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$115,583,344	$-	$115,309,905	$115,309,905
Commercial paper	12,139,714	-	12,149,337	12,149,337
Government bonds/Agency bonds	6,516,785	3,772,859	2,720,363	6,493,222

	$134,239,843	$3,772,859	$130,179,605	$133,952,464

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$965,538,071	$-	$886,157,453	$886,157,453

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds, the Company’s bonds payable and agency bonds are determined by quoted market prices provided by third party pricing services.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

31.    RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore, those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.    Related party name and categories

Related Party Name	Related Party Categories

GUC and its subsidiaries (GUC)	Associates
VIS and its subsidiaries (VIS)	Associates
SSMC	Associates
Xintec	Associates
TSMC Charity Foundation	Other related parties
TSMC Education and Culture Foundation	Other related parties

b.    Net revenue

		Three Months Ended March 31
		2025	2024
Item	Related Party Categories

Sales revenue	Associates	$7,736,472	$3,584,008

c.    Purchases

	Three Months Ended March 31
	2025	2024

Related Party Categories

Associates	$1,062,416	$1,152,767

d.    Receivables from related parties

		March 31, 2025	December 31, 2024	March 31, 2024

Item	Related Party Name

Receivables from	GUC	$1,092,244	$610,027	$400,523
related parties	VIS	1,028,233	626,638	-
	Others	146,575	167,808	78,840

		$2,267,052	$1,404,473	$479,363
(Continued)

		March 31, 2025	December 31, 2024	March 31, 2024

Other receivables	SSMC	$252	$251	$60,520
from related	VIS	-	-	18,787
parties
		$252	$251	$79,307
(Concluded)

e.    Payables to related parties

		March 31, 2025	December 31, 2024	March 31, 2024

Item	Related Party Name

Payables to related	Xintec	$808,463	$987,992	$714,442
parties	SSMC	314,804	308,424	330,709
	Others	93,077	129,585	140,045

		$1,216,344	$1,426,001	$1,185,196

f.    Accrued expenses and other current liabilities

		March 31, 2025	December 31, 2024	March 31, 2024

Item	Related Party Categories

Temporary receipts	Associates	$4,380,204	$4,271,492	$1,213,065

g.    Others

		Three Months Ended March 31
		2025	2024

Item	Related Party Categories

Manufacturing expenses	Associates	$1,062,424	$1,060,471

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

h.    Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Three Months Ended March 31
	2025	2024

Short-term employee benefits	$1,177,668	$868,280
Post-employment benefits	1,001	1,110
Share-based payments	715,765	181,767

	$1,894,434	$1,051,157

The compensation to directors and other key management personnel were determined by the Compensation and People Development Committee of TSMC in accordance with the individual performance and market trends.

32.    PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of March 31, 2025, December 31, 2024 and March 31, 2024, the aforementioned other financial assets amounted to NT$134,029 thousand, NT$132,077 thousand and NT$129,716 thousand, respectively.

33.    SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of the end of reporting period, the R.O.C. Government did not invoke such right.

b.Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.

c.In February 2025, Longitude Licensing Ltd. and Marlin Semiconductor Limited (collectively, “Marlin”) filed complaints with the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the Eastern District of Texas alleging that TSMC and its customers infringe five U.S. patents. The ITC instituted an investigation on March 21, 2025. The outcome cannot be determined, and we cannot make a reliable estimate of the contingent liability at this time.

d.TSMC entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

e.TSMC entered into long-term purchase agreement of equipment and maintenance service. The relative fulfillment period, quantity and price are specified in the agreement.

f.TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

g.Amounts available under unused letters of credit as of March 31, 2025, December 31, 2024 and March 31, 2024 were NT$496,415 thousand, NT$489,882 thousand and NT$451,638 thousand, respectively.

h.The Company entrusted financial institutions to provide performance guarantees mainly for import and export of goods and lease agreement. As of March 31, 2025, December 31, 2024 and March 31, 2024, the aforementioned guarantee amounted to NT$8,687,244 thousand, NT$10,315,609 thousand, and NT$7,153,645 thousand, respectively.

34.    SIGNIFICANT LOSS FROM DISASTER

In January 2025, several earthquakes struck Taiwan. The resulting damage was mostly to inventories, machinery and equipment. In the first quarter of 2025, the Company recognized related earthquake losses to be approximately NT$5.3 billion, net of insurance claim. Such losses were primarily included in the cost of revenue and other operating income and expenses in net amounts.

On April 3, 2024, an earthquake struck Taiwan. The resulting damage was mostly to inventories, plant facilities and machinery and equipment. In the second quarter of 2024, the Company recognized related earthquake losses to be approximately NT$3 billion, net of insurance claim. Such losses were primarily included in the cost of revenue and other operating income and expenses in net amounts.

35.    EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)	Carrying Amount (In Thousands)

March 31, 2025

Financial assets

Monetary items
USD	$20,280,414	33.205	$673,411,158
EUR	795,560	35.928	28,582,881
JPY	143,636,004	0.2214	31,801,011

Financial liabilities

Monetary items
USD	14,011,933	33.205	465,266,251
EUR	937,784	35.928	33,692,689
JPY	147,104,858	0.2214	32,569,016
(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

December 31, 2024

Financial assets

Monetary items
USD	$18,726,635	32.768		$613,634,377
EUR	596,978	34.102		20,358,132
EUR	169,266	1.041	(Note 2)	5,772,303
JPY	128,926,508	0.2092		26,971,425

Financial liabilities

Monetary items
USD	16,255,804	32.768		532,670,186
EUR	821,105	34.102		28,001,335
EUR	168,550	1.041	(Note 2)	5,747,886
JPY	129,345,682	0.2092		27,059,117

March 31, 2024

Financial assets

Monetary items
USD	16,759,684	31.997		536,259,605
EUR	273,770	34.624		9,479,016
EUR	125,598	1.082	(Note 2)	4,348,722
JPY	64,673,322	0.2117		13,691,342
JPY	15,947,106	0.0066	(Note 3)	3,376,002

Financial liabilities

Monetary items
USD	13,741,692	31.997		439,692,919
EUR	274,465	34.624		9,503,081
EUR	123,731	1.082	(Note 2)	4,284,063
JPY	66,472,710	0.2117		14,072,273
JPY	15,863,507	0.0066	(Note 3)	3,358,304
(Concluded)

Note 1:    Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Note 2:    The exchange rate represents the number of U.S. dollar for which one Euro could be exchanged.

Note 3:    The exchange rate represents the number of U.S. dollar for which one Japanese yen could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months ended March 31, 2025 and 2024, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the

Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

36.    ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.Financings provided: See Table 1 attached;

b.Endorsement/guarantee provided: See Table 2 attached;

c.Marketable securities held (excluding investments in subsidiaries and associates): there are no significant securities that need to be listed separately;

d.Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 3 attached;

e.Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 4 attached;

f.Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 5 attached;

g.Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 6 attached;

h.Information on investment in mainland China

1)    The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 7 attached.

2)    Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 5 attached.

37.    OPERATING SEGMENTS INFORMATION

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED
FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (Foreign Currencies in Thousands)			Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 to 2)	Financing Company’s Total Financing Amount Limits (Notes 1 to 2)
																			Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	42,414,450 6,000,000 450,000	$ )& )	$ (RMB (US$	37,835,750 5,000,000 450,000	$ )& )	$ (RMB	22,893,500 5,000,000	$ )	1.30%-1.50%	The need for short-term and long-term financing	$-	Operating capital	$-	-	$-	$115,431,147	$115,431,147
2	TSMC Development	TSMC Washington	Other receivables from related parties	Yes	$ (US$	1,992,300 60,000	$ )	$ (US$	1,992,300 60,000	$ )	$ (US$	996,150 30,000	$ )	-	The need for short-term financing	-	Operating capital	-	-	-	35,698,065	35,698,065

Note 1:    The aggregate amount available for lending to TSMC Nanjing from TSMC China and the aggregate amount of lending from TSMC China shall not exceed the net worth of TSMC China.

Note 2:    The aggregate amount available for lending to TSMC Washington from TSMC Development and the aggregate amount of lending from TSMC Development shall not exceed the net worth of TSMC Development.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED
FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$1,825,665,032	$ (US$	2,763,098 83,213)	$ (US$	2,763,098 83,213)	$ (US$	2,763,098 83,213)	$-	0.06%	$1,825,665,032	Yes	No	No
		TSMC Global	Subsidiary	1,825,665,032	(US$	249,037,500 7,500,000)	(US$	249,037,500 7,500,000)	(US$	249,037,500 7,500,000)	-	5.46%	1,825,665,032	Yes	No	No
		TSMC Arizona	Subsidiary	1,825,665,032	(US$	489,688,081 14,747,420)	(US$	489,580,430 14,744,178)	(US$	341,017,874 10,270,076)	-	10.73%	1,825,665,032	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	347,893	(JPY	292,248 1,320,000)	-		-		-	0.01%	347,893	No	No	No

Note 1:    TSMC's individual endorsement/guarantee limits for TSMC North America, TSMC Global, and TSMC Arizona, as well as the total external endorsement/guarantee limits for TSMC and its subsidiaries, shall not exceed forty percent (40%) of TSMC’s net worth.

Note 2:    The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC and the total amount of the endorsement/guarantee provided by TSMC Japan shall not exceed two hundred and fifty percent (250%) of TSMC Japan’s net worth.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$666,187,440	80	Net 30 days from invoice date (Note)	-	-		$172,592,216	79
	TSMC Arizona	Subsidiary	Sales		1,161,829	-	Net 30 days from the end of the month of when invoice is issued	-	-		75,643	-
	GUC	Associate	Sales		1,358,790	-	Net 30 days from invoice date	-	-		342,939	-
	VIS	Associate	Sales		412,340	-	Net 30 days from the end of the month of when invoice is issued	-	-		1,028,233	-
	TSMC Nanjing	Subsidiary	Purchases		17,396,671	35	Net 30 days from the end of the month of when invoice is issued	-	-		(6,224,833)	8
	TSMC China	Subsidiary	Purchases		6,491,276	13	Net 30 days from the end of the month of when invoice is issued	-	-		(1,990,713)	2
	TSMC Arizona	Subsidiary	Purchases		4,317,739	9	Net 30 days from the end of the month of when invoice is issued	-	-		(1,672,730)	2
	TSMC Washington	Indirect subsidiary	Purchases		1,853,134	4	Net 30 days from the end of the month of when invoice is issued	-	-		(609,988)	1
	SSMC	Associate	Purchases		885,988	2	Net 30 days from the end of the month of when invoice is issued	-	-		(314,804)	-
	VIS	Associate	Purchases		176,427	-	Net 30 days from the end of the month of when invoice is issued	-	-		(57,609)	-
TSMC North America	GUC	Associate of TSMC	Sales	(US$	5,793,350 176,207)	1	Net 30 days from invoice date	-	-	(US$	749,305 22,566)	-
VisEra Tech	Xintec	Associate of TSMC	Sales		110,093	5	Net 60 days from the end of the month of when invoice is issued	-	-		87,866	8

Note:    The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
MARCH 31, 2025

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)			Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
							Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$177,270,768		26	$-	-	$-	$-
	JASM	Subsidiary	327,765			Note 3	-	-	-	-
	VIS	Associate	1,028,233			Note 3	-	-	-	-
	GUC	Associate	342,939			26	-	-	-	-
TSMC North America	GUC	Associate of TSMC	(USD	749,305 22,566	$ )	7	-	-	-	-
TSMC JDC	TSMC	Parent company	$ (JPY	116,641 526,833	$ )	Note 2	-	-	-	-
TSMC China	TSMC	Parent company	$ (RMB	1,990,713 434,773	$ )	26	-	-	-	-
	TSMC Nanjing	The same parent company	$ (RMB	23,040,504 5,032,106	$ )	Note 2	-	-	-	-
TSMC Nanjing	TSMC	Parent company	$ (RMB	6,224,833 1,359,509	$ )	28	-	-	-	-
TSMC Arizona	TSMC	Parent company	(USD	1,672,730 50,376	$ )	24	-	-	-	-
TSMC Technology	TSMC	The ultimate parent of the Company	(USD	906,756 27,308	$ )	Note 2	-	-	-	-
TSMC Development	TSMC Washington	Subsidiary	(USD	996,150 30,000	$ )	Note 2	-	-	-	-
TSMC Washington	TSMC	The ultimate parent of the Company	(USD	609,988 18,370	$ )	28	-	-	-	-

Note 1:    The calculation of turnover days excludes other receivables from related parties.

Note 2:    The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

Note 3:    The ending balance is primarily consisted of royalty receivables, collected in accordance with contractual terms, which is not applicable for the calculation of turnover days.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Sales revenue	$666,187,440	-	79%
				Receivables from related parties	172,592,216	-	2%
				Accrued expenses and other current liabilities	149,496,524	-	2%
				Other noncurrent liabilities	66,598,852	-	1%
		TSMC China	1	Purchases	6,491,276	-	1%
		TSMC Nanjing	1	Purchases	17,396,671	-	2%
		TSMC Arizona	1	Purchases	4,317,739	-	1%
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	23,040,504	-	-

Note 1:    No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:    The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)
FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount						Balance as of March 31, 2025					Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				March 31, 2025 (Foreign Currencies in Thousands)			December 31, 2024 (Foreign Currencies in Thousands)			Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$616,839,509			$616,839,509			19	100	$795,980,142			$11,019,399			$11,019,399	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	621,839,810			565,786,810			19,550	100	606,122,562			496,040			(1,931,401)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	31,456,130			31,456,130			988,268	100	77,722,319			506,057			506,057	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	68,384,148			68,384,148			3,011	73	58,147,635			(3,249,126)			(2,360,490)	Subsidiary
	ESMC	Dresden, Germany	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	21,861,351			18,112,326			753	70	22,145,221			(102,977)			(72,084)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	13,919,430			13,919,430			506,709	28	19,031,412			2,413,826			663,786	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter	4,224,082			4,224,082			213,619	67	12,381,208			269,350			181,285	Subsidiary
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices	5,120,028			5,120,028			314	39	11,768,652			590,917			229,217	Associate
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and other semiconductor devices	333,718			333,718			11,000	100	7,863,067			(97,666)			(97,666)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service	1,988,317			1,988,317			111,282	41	4,361,292			342,265			140,363	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568			386,568			46,688	35	3,605,302			961,368			334,941	Associate
	Emerging Fund	Cayman Islands	Investing in technology start-up companies	2,926,148			2,688,915			-	99.9	3,542,498			(1,051)			(1,050)	Subsidiary
	TSMC 3DIC	Yokohama, Japan	Engineering support activities	1,144,356			1,144,356			49	100	1,469,109			46,199			46,199	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities	15,749			15,749			-	100	712,181			44,677			44,677	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities	410,680			410,680			15	100	455,601			12,496			12,496	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities	83,760			83,760			6	100	139,157			2,334			2,334	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities	13,656			13,656			80	100	44,604			253			253	Subsidiary
	VTAF III (Note 3)	Cayman Islands	Investing in technology start-up companies	-			561,975			-	-	-			445			436	Subsidiary
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investing in companies involved in semiconductor manufacturing	$ (US$	19,489,303 586,939	$ )	$ (US$	19,489,303 586,939	$ )	-	100	$ (US$	40,550,104 1,221,205	$ )	$ (US$	45,338 1,379	$ )	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	474,234			474,234			-	100	1,630,451			49,813			Note 2	Subsidiary
				(US$	14,282)		(US$	14,282)				(US$	49,103)		(US$	1,515)
	TSMC Canada	Ontario, Canada	Engineering support activities	76,372			76,372			2,300	100	440,543			10,577			Note 2	Subsidiary
				(US$	2,300)		(US$	2,300)				(US$	13,267)		(US$	322)
VTAF III	Growth Fund (Note 3)	Cayman Islands	Investing in technology start-up companies	40,588			41,038			-	100	-			445			Note 2	Subsidiary
				(US$	1,222)		(US$	1,236)							(US$	14)
TSMC Development	TSMC Washington	Washington, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	-			-			293,637	100	$ (US$	5,156,303 155,287	$ )	$ (US$	(97,978 (2,980	) ))	Note 2	Subsidiary

Note 1:    The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:    The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

Note 3:    VTAF II and VTAF III have completed the liquidation procedures in the first quarter of 2025. Growth Fund ceased operations in January 2025 and submitted its final liquidation report. The liquidation process will be completed as of May 2025.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA
FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2025 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2025 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of Balance as of March 31, 2025	Accumulated Inward Remittance of Earnings as of March 31, 2025
							Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	(Note 1)	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$2,698,822	100%	$2,714,131 (Note 2)	$115,213,672	$-
TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)	(Note 1)	(US$	30,521,412 1,000,000)	-	-	(US$	30,521,412 1,000,000)	6,173,387	100%	6,169,271 (Note 2)	125,397,830	-

Accumulated Investment in Mainland China as of March 31, 2025 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment

$ 49,461,079 (US$ 1,596,000)	$ 119,412,667 (US$ 3,596,000)	$ 2,760,974,674 (Note 3)

Note 1:    TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:    Amount was recognized based on the reviewed financial statements.

Note 3:    The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company's consolidated net worth.